EXHIBIT 99.1

                       BANCO ITAU HOLDING FINANCEIRA S.A.
                      COMPANHIA BRASILEIRA DE DISTRIBUICAO


A Publicly Listed Company                               CNPJ. 60.872.504/0001-23


                           ANNOUNCEMENT TO THE MARKET
                     Adjustment to the Financial Statements

The management of Banco Itau Holding Financeira S.A. (ITAU) is dedicated to generating consistent and continuous value for its shareholders. It is thus responsible for providing the information required by capital markets investors in as acceptable, transparent and democratic a way as possible.

ITAU thus informs the market that it intends to reclassify certain accounts in its financial statements, effective third quarter 2004, which, following approval by the Administrative Council, will be disclosed to the market on November 9 2004. The objective of the reclassification of these accounts is to permit greater comparability between ITAU's results and those of its competitors.

In order to make it easier for the projections models of capital markets analysts and investors to incorporate these changes, we shall be publishing the quarterly results for 2003 and 2004 adapted to the new criteria, which will be officially adopted effective the third quarter.

The reclassifications affect only the Income Statement and do not affect the Net Income totals for the respective quarters. The principal changes are:

   o the "Expenses with Commissions on Credit Transactions" account, which used to be accounted for under "Other Administrative Expenses" will now be booked under "Income from Financial Operations", in the "Loans,
3        Leasing and Other Credits" line;

   * the "Credit Card Selling Expenses" account and the "Civil Lawsuit Expenses" account, which used to be accounted for under "Other Administrative Expenses" will now be booked as "Other Operating Expenses";

   o the "Claims Expenses" account, which used to accounted for under "Non Operating Result" will now be booked as "Other Operating Expenses".

Attached are the income statements as previously published, the accounting effects of the reclassification and the income statements after the effects of reclassification, for the quarters of 2003 and 2004 (1st and 2nd quarter).

                         Sao Paulo-SP, November 5 2004.


                             Alfredo Egydio Setubal
                          Investor Relations Director

BANCO ITAU HOLDING FINANCEIRA S.A.
Consolidated Statement of Income - Before Reclassifications
(In thousands of Reais)

                                                                                                        2003
Before Reclassifications                                    1st         2nd        1st         3rd           4th
                                                            Quarter     Quarter    Semester    Quarter       Quarter      YE 2003
- -----------------------------------------------------------------------------------------------------------------------------------
INCOME FROM FINANCIAL OPERATIONS                            3,917,580    (141,874)  3,775,766   5,821,337    4,898,721  14,495,764
  Loans, leasing and other credits                          1,719,309     430,299   2,149,608   2,921,855    2,350,529   7,421,992
  Securities                                                1,534,384  (1,084,421)    449,963   2,368,071    2,104,533   4,922,567
  Insurance, pension plan and capitalization                  286,618     217,566     504,184     329,365      322,928   1,156,477
  Foreign exchange operations                                 126,268      42,188     168,456     (34,739)     (65,551)     68,166
  Compulsory deposits                                         251,001     252,494     503,495     236,785      186,282     926,562

EXPENSES ON FINANCIAL OPERATIONS                             (953,068)  2,677,010   1,723,942  (3,076,384)  (2,145,083) (3,497,525)
  Money market                                             (1,211,516)    902,735    (308,781) (2,320,082)  (1,743,963) (4,372,826)
  Technical provision for pension plan and capitalization    (176,429)   (150,304)   (326,733)   (192,486)    (187,985)   (703,204)
  Borrowings and onlendngs                                    434,877   1,924,579   2,359,456    (563,816)    (217,135)  1,578,505

INCOME FROM FINANCIAL OPERATIONS BEFORE NON ACCRUAL LOANS   2,964,512   2,535,136   5,499,648   2,744,953    2,753,638  10,998,239

RESULT FROM NON ACCRUAL LOANS                                (362,660)   (348,057)   (710,717)   (486,058)    (440,907) (1,637,682)
  Expense with non accrual loans                             (448,550)   (483,915)   (932,465)   (659,133)    (615,424) (2,207,022)
  Income from recovery of credits written off as loss          85,890     135,858     221,748     173,075      174,517     569,340

GROSS INCOME FROM FINANCIAL OPERATIONS                      2,601,852   2,187,079   4,788,931   2,258,895    2,312,731   9,360,557

OTHER OPERATING INCOME (EXPENSES)                            (682,340)   (871,716) (1,554,058)   (912,017)  (1,075,202) (3,541,277)
  Banking service fees                                      1,211,586   1,243,670   2,455,256   1,322,657    1,343,256   5,121,169
    Resources management                                      282,733     323,050     605,763     360,704      353,733   1,320,220
    Current account services                                  246,924     246,937     493,911     248,779      259,243   1,001,933
    Credit cards                                              236,011     236,703     472,714     242,193      250,264     965,171
    Sureties and credit granted                               162,065     160,576     322,641     162,071      168,683     653,395
    Receipt services                                          167,971     166,710     334,681     179,860      184,093     698,634
    Other                                                     115,882     109,644     225,526     129,050      127,240     481,816
  Result of operations with insurance, pension plan and
     capitalization                                           173,663     192,114     365,777     171,216      210,252     747,245
  Personnel expenses                                         (742,214)   (742,188) (1,484,402)   (860,225)    (829,571) (3,174,198)
  Other administrative expenses                            (1,054,561) (1,126,994) (2,181,555) (1,167,402)  (1,277,062) (4,626,019)
  Tax expenses                                               (257,277)   (255,302)   (512,579)   (253,677)    (351,964) (1,118,240)
  Income from interest in associated and subsidiary companies  18,519     (80,271)    (61,752)     27,855       58,405      24,508
  Other operating income                                      129,935      67,425     197,360      63,395       20,909     281,664
  Other operating expenses                                   (161,991)   (170,172)   (332,163)   (215,836)    (249,407)   (797,406)

OPERATING INCOME                                            1,919,512   1,315,361   3,234,873   1,346,878    1,237,529   5,819,280

NON OPERATING RESULT                                          (37,609)    (76,583)   (114,192)    (36,328)     (60,643)   (211,163)

INCOME BEFORE INCOME TAX AND PROFIT SHARING                 1,881,903   1,238,778   3,120,681   1,310,550    1,176,886   5,608,117

INCOME TAX AND SOCIAL CONTRIBUTION                           (560,305)   (448,818) (1,009,123)   (377,101)    (200,469) (1,586,693)
  Due on operations for the period                           (532,840)   (552,694) (1,085,534)   (470,177)     (63,665) (1,619,376)
  Temporary additions to offset                               (27,465)    103,876      76,411      93,076     (136,804)     32,683

EXTRAORDINARY RESULT                                         (531,533)    (16,895)   (548,428)    (15,045)      (1,617)   (565,090)

PROFIT SHARING                                                (78,336)    (95,674)   (174,010)    (66,913)     (54,377)   (295,300)
  Employees - Law 10101 of 12/19/2000                         (56,029)    (79,011)   (135,040)    (52,367)     (31,783)   (219,190)
  Officers - Statutory - Law 6404 of 12/15/1976               (22,307)    (16,663)    (38,970)    (14,546)     (22,594)    (76,110)

MINORITY INTEREST IN SUBSIDIARIES                               2,433      98,908     101,341     (44,081)     (66,474)     (9,214)

NET INCOME                                                    714,162     776,299   1,490,461     807,410      853,949   3,151,820

NUMBER OF OUTSTANDING SHARES - IN THOUSANDS               114,110,110 114,391,026 114,391,026 114,559,146  113,943,830 113,943,830

NET INCOME PER THOUSAND SHARES - RS                              6.26        6.79       13,03        7.05         7.49       27.66

BOOK VALUE PER THOUSAND SHARES - R$                             87.49       94.17       94.17      100.07       104.25      104.25


                2004



   1st         2nd         1st
   Quarter     Quarter     Semester
- ---------------------------------
  4,499,130   5,419,371   9,909,509
  2,392,530   3,045,485   5,438,015
  1,597,913   1,845,530   3,443,443
    265,366     305,818     571,186
     83,737      55,399     139,136
    159,590     158,139     317,729

 (2,072,909) (2,909,628) (4,982,537)
 (1,525,606) (1,855,369) (3,380,975)
   (195,510)   (225,172)   (420,632)
   (351,793)   (829,137) (1,160,930)

  2,426,229   2,500,743   4,926,972

   (201,911)   (276,120)   (420,031)
   (362,996)   (382,762)   (745,758)
    161,005     164,642     325,727

  2,224,318   2,282,623   4,506,941

   (798,602)   (682,189) (1,480,791)
  1,404,817   1,453,580   2,858,397
    344,028     332,750     677,578
    288,703     312,237     600,940
    243,714     265,553     509,267
    195,410     219,410     414,820
    203,213     181,674     384,887
    128,949     141,956     270,905

    196,092     201,376     397,468
   (773,379)   (791,337) (1,564,716)
 (1,235,334) (1,210,987)   (246,321)
   (346,193)   (308,850)   (655,043)
     30,325      61,684      92,009
     77,077      68,340     145,417
   (152,007)   (155,995)   (308,002)

  1,425,716   1,600,434   3,026,150

    (22,780)     (8,608)    (31,368)

  1,402,936   1,591,826   2,994,762

   (427,021)   (474,114)   (901,135)
   (508,498)   (358,003)   (866,501)
     81,477    (116,111)    (34,634)

      4,644           -       4,844

    (97,372)    (53,596)   (180,958)
    (74,735)    (64,902)   (139,637)
    (22,637)    (18,684)    (41,321)

     (7,235)    (85,362)    (92,597)

    876,152     948,764   1,824,916

114,086,910 113,159,755 113,159,755

       7.68        8.36       16.13

     109.38      113.00      113.00


BANCO ITAU HOLDING FINANCEIRA S,A,
Consolidated Statement of Income - Reclassifications
(In thousands of Reais)


                                                                                                        2003
Reclassifications                                           1st         2nd        1st         3rd           4th
                                                            Quarter     Quarter    Semester    Quarter       Quarter      YE 2003
- -----------------------------------------------------------------------------------------------------------------------------------

INCOME FROM FINANCIAL OPERATIONS                           (9,399)      (35,071)   (44,470)    (37,240)      (55,210)     (136,920)
  Loans, leasing and other credits                         (9,399)      (35,071)   (44,470)    (37,240)      (55,210)     (136,920)
  Securities                                                    -             -          -           -             -             -
  Insurance, pension plan and capitalization                    -             -          -           -             -             -
  Foreign exchange operations                                   -             -          -           -             -             -
  Compulsory deposits                                           -             -          -           -             -             -

EXPENSES ON FINANCIAL OPERATIONS                                -             -          -           -             -             -
  Money market                                                  -             -          -           -             -             -
  Technical provision for pension plan and capitalization       -             -          -           -             -             -
  Borrowings and onlendngs                                      -             -          -           -             -             -

INCOME FROM FINANCIAL OPERATIONS BEFORE NON ACCRUAL LOANS  (9,399)      (35,071)   (44,470)    (37,240)      (55,210)     (136,920)

RESULT FROM NON ACCRUAL LOANS                                   -             -          -           -             -             -
  Expense with non accrual loans                                -             -          -           -             -             -
  Income from recovery of credits written off as loss           -             -          -           -             -             -

GROSS INCOME FROM FINANCIAL OPERATIONS                     (9,399)      (35,071)   (44,470)    (37,240)      (55,210)     (136,920)

OTHER OPERATING INCOME (EXPENSES)                         (14,230)       10,355     (3,875)      4,689        30,590        31,404
  Banking service fees                                          -             -          -           -             -             -
    Resources management                                        -             -          -           -             -             -
    Current account services                                    -             -          -           -             -             -
    Credit cards                                                -             -          -           -             -             -
    Sureties and credit granted                                 -             -          -           -             -             -
    Receipt services                                            -             -          -           -             -             -
    Other                                                       -             -          -           -             -             -
  Result of operations with insurance, pension plan and
     capitalization                                             -             -          -           -             -             -
  Personnel expenses                                            -             -          -           -             -             -
  Other administrative expenses                           104,633       124,814    229,447     129,931       147,005       506,383
  Tax expenses                                                  -             -          -           -             -             -
  Income from interest in associated and subsidiary companies   -             -          -           -             -             -
  Other operating income                                        -             -          -           -             -             -
  Other operating expenses                               (118,863)     (114,459)  (233,322)   (125,242)     (116,415)     (474,979)

OPERATING INCOME                                          (23,629)      (24,716)   (48,345)    (32,551)      (24,620)     (105,516)

NON OPERATING RESULT                                       23,629        24,716     48,345      32,551        24,620       105,516

INCOME BEFORE INCOME TAX AND PROFIT SHARING                     -             -          -           -             -             -

INCOME TAX AND SOCIAL CONTRIBUTION                              -             -          -           -             -             -
  Due on operations for the period                              -             -          -           -             -             -
  Temporary additions to offset                                 -             -          -           -             -             -

EXTRAORDINARY RESULT                                            -             -          -           -             -             -

PROFIT SHARING                                                  -             -          -           -             -             -
  Employees - Law 10101 of 12/19/2000                           -             -          -           -             -             -
  Officers - Statutory - Law 6404 of 12/15/1976                 -             -          -           -             -             -

MINORIY INTEREST IN SUBSIDIARIES                                -             -          -           -             -             -

NET INCOME                                                      -             -          -           -             -             -

NUMBER OF OUTSTANDING SHARES - IN THOUSANDS                     -             -          -           -             -             -

NET INCOME PER THOUSAND SHARES - RS                             -             -          -           -             -             -

BOOK VALUE PER THOUSAND SHARES - R$                             -             -          -           -             -             -




                2004



   1st         2nd         1st
   Quarter     Quarter     Semester
- -----------------------------------
    (53,583)    (43,557)    (97,140)
    (53,583)    (43,557)    (97,140)
          -           -           -
          -           -           -
          -           -           -
          -           -           -

          -           -           -
          -           -           -
          -           -           -
          -           -           -
    (53,583)    (43,557)    (97,140)
          -           -           -
          -           -           -
          -           -           -
    (53,583)    (43,557)    (97,140)
     36,096      20,028      56,124
          -           -           -
          -           -           -
          -           -           -
          -           -           -
          -           -           -
          -           -           -
          -           -           -
          -           -           -
          -           -           -
    239,608     176,513     416,121
          -           -           -
          -           -           -
        (64)         64           -
   (203,448)   (156,549)   (359,997)
    (17,487)    (23,529)    (41,016)
    (17,487)    (23,529)    (41,016)
          -           -           -

          -           -           -
          -           -           -
          -           -           -

          -           -           -

          -           -           -
          -           -           -
          -           -           -

          -           -           -

          -           -           -

          -           -           -

          -           -           -

          -           -           -


                                                                                                        2003
After Reclassifications                                     1st         2nd        1st         3rd           4th
                                                            Quarter     Quarter    Semester    Quarter       Quarter      YE 2003
- ------------------------------------------------------------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------------------------------
INCOME FROM FINANCIAL OPERATIONS                       3,908,181    (176,945)    3,731,236     5,784,097    4,843,511   14,358,844
  Loans, leasing and other credits                     1,709,910     395,228     2,105,138     2,884,615    2,295,319    7,285,072
  Securities                                           1,534,384  (1,084,421)      449,963     2,368,071    2,104,533    4,922,567
  Insurance, pension plan and capitalization             286,618     217,566       504,184       329,365      322,928    1,156,477
  Foreign exchange operations                            126,268      42,188       168,456       (34,739)     (65,551)      68,166
  Compulsory deposits                                    251,001     252,494       503,495       236,785      186,282      926,562

EXPENSES ON FINANCIAL OPERATIONS                        (953,068)  2,677,010     1,723,942    (3,016,384)  12,145,083)  (3,497,525)
  Money market                                        (1,211,516)    902,735      (308,781)   (2,320,082)  (1,743,963)  (4,372,826)
  Technical provision for pension plan and
    capitalization                                      (176,429)   (150,304)     (326,733)     (192,486)    (183,985)    (703,204)
  Borrowings and onlendings                              434,877   1,924,579     2,359,456      (563,816)    (217,135)   1,578,505

INCOME FROM FINANCIAL OPERATIONS BEFORE NON ACCRUAL    2,955,113   2,500,065     5,455,178     2,707,713    2,698,428   10,861,319
LOANS

RESULT FROM NON ACCRUAL LOANS                          (362,660)    (348,057)    (710,717)     (486,058)    (440,907)   (1,637,682)
  Expense with non accrual loans                       (448,550)    (483,915)    (932,465)     (659,133)    (615,424)   (2,207,022)
  Income from recovery of credits written off as loss    85,890      135,858      221,748       173,075      174,517       569,340

GROSS INCOME FROM FINANCIAL OPERATIONS                 2,592,453   2,152,008    4,744,461     2,221,655    2,257,521     9,223,637

OTHER OPERATING INCOME (EXPENSES)                      (696,570)    (861,363)  (1,557,933)     (907,328)  (1,044,612)   (3,509,873)
  Banking service fees                                1,211,586    1,243,670    2,455,256     1,322,657    1,343,256     5,121,169
    Resources management                                282,733      323,050      605,783       360,704      353,733     1,320,220
    Current account services                            246,924      246,987      493,911       248,779      259,243     1,001,933
    Credit cards                                        236,011      236,703      472,714       242,193      250,264       965,171
    Sureties and credits granted                        162,065      160,576      322,641       162,071      168,683       653,395
    Receipt services                                    167,971      166,710      334,681       179,860      184,093       698,634
    Other                                               115,882      109,644      225,526       129,050      127,240       481,816
    Result of operations with insurance, pension        173,663      192,114      365,777       171,216      210,252       747,245
      plan and capitalization
    Personnel expenses                                 (742,214)    (742,188)  (1,484,402)     (860,225)    (829,571)   (3,174,198)
    Other administrative expenses                      (949,928)  (1,002,180)  (1,952,108)   (1,037,471)  (1,130,057)   (4,119,636)
    Tax expenses                                       (257,277)    (255,302)    (512,579)     (253,677)    (351,984)   (1,118,240)
    Income from interest in associated and subsidiary    18,519      (80,271)     (61,752)       27,855       58,405        24,508
      companies
    Other operating income                              129,935       67,425       197,360       63,395       20,909       281,664
    Other operating expenses                           (280,854)    (284,631)     (565,485)    (341,078)    (365,822)   (1,272,385)

OPERATING INCOME                                      1,895,883    1,290,645     3,186,528    1,314,327    1,212,909     5,713,764

NON OPERATING RESULT                                    (13,980)     (51,867)      (65,847)      (3,777)     (36,023)     (105,647)

INCOME BEFORE INCOME TAX AND PROFIT SHARING           1,881,903    1,238,778      3,120,681   1,310,550    1,176,886     5,608,117

INCOME TAX AND SOCIAL CONTRIBUTION                     (560,305)    (448,818)    (1,009,123)   (377,101)    (200,469)   (1,586,693)
    Due on operations for the period                   (532,840)    (552,694)    (1,085,534)   (470,177)     (63,665)   (1,619,376)
    Temporary additions to offset                       (27,465)     103,876         76,411      93,076     (136,804)       32,683

EXTRAORDINARY RESULT                                   (531,533)     (16,895)      (548,428)    (15,045)      (1,617)     (565,090)
PROFIT SHARING                                          (76,336)     (95,674)      (174,010)    (66,913)     (54,377)     (295,300)
  Employees - Law 10101 of 12/19/2000                   (56,029)     (79,011)      (135,040)    (52,367)     (31,783)     (219,190)
  Officers - Statutory - Law 6404 of 12/15/1976         (22,307)     (16,663)       (38,970)    (14,546)     (22,594)      (76,110)
MINORITY INTEREST IN SUBSIDIARIES                         2,433       98,908        101,341     (44,081)     (66,474)       (9,214)
NET INCOME                                              714,162      776,299      1,490,461     807,410      853,949     3,151,820
NUMBER OF OUTSTANDING SHARES - IN THOUSANDS         114,110,110  114,391,026    114,391,026 114,559,146  113,943,830   113,943,830
NET INCOME PER THOUSAND SHARES - R$                        6.26         6.79          13.03        7.05         7.49         27.66
BOOK VALUE PER THOUSAND SHARES - R$                       87.49        94.17          94.17      100.07       104.25        104.25



                2004



   1st         2nd         1st
   Quarter     Quarter     Semester
- -----------------------------------


    4,445,555    5,366,814    9,812,369
    2,338,947    3,001,928    5,340,875
    1,597,913    1,845,530    3,443,443
      265,368      305,818      571,186
       83,737       55,399      139,136
      159,590      158,139      317,729

   (2,072,909)  (2,909,628)  (4,982,537)
   (1,525,606)  (1,855,369)  (3,380,975)
     (195,510)    (225,122)    (420,632)
     (351,793)    (829,137)  (1,180,930)

    2,372,646    2,457,186    4,829,832


    (201,911)    (218 120)    (420,031)
    (362,996)    (382,762)    (745,758)
     161,085      164,642      325,727

   2,170,735    2,239,066    4,409,801

    (762,506)    (662,161)  (1,424,667)
   1,404,817    1,453,580    2,858,397
     344,828      332,750      677,578
     288,703      312,237      600,940
     243,714      265,553      509,267
     195,410      219,410      414,820
     203,213      181,674      384,887
     128,949      141,956      270,905
     196,092      201,376      397,468

   (773,379)    (791,337)   (1,564,716)
   (995,726)  (1,034,474)   (2,030,200)
   (346,193)    (308,850)     (655,043)
     30,325       61,684        92,009

     77,013       68,404       145,417
   (355,455)    (312,544)     (667,999)

  1,408,229    1,576,905     2,985,134

     (5,293)      14,921         9,628

  1,402,936    1,591,826     2,994,762

   (427,021)    (474 114)    (901,135)
   (508,498)    (358,003)    (866,501)
     81,477     (116,111)     (34,634)

      4,844                     4,844
    (97,372)     (83,506)    (l80,958)

    (74,735)     (64,902)    (139,637)
    (22,637)     (18,684)     (41,321)
     (7,235)     (85,362)     (92,597)
    876,152      948,764     1,824,916
114,086,910  113,159,755   113,159,755
       7.68         8.38         16.13
     109.38       113.00        113.00
